

Mail Stop 3561

August 29, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

Re: Cannae Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 22, 2017
File No. 333-217886

Dear Mr. Bickett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Unaudited Pro-Forma Financial Data, page 56

1.   We note that on August 3, 2017 you entered into a definitive agreement to sell your 99 Restaurants business in exchange for a controlling interest in J. Alexander's. Please revise to disclose how you determined accounting treatment for the transaction and how you determined the accounting acquirer.

2.   Please revise to disclose how you determined the value of the consideration paid and the total purchase price of the transaction.

3.   Please revise the notes to the pro forma financial statements to disclose the allocation of the purchase price. Your disclosure should also include the nature of the intangible assets recognized and an explanation of how the fair value of the acquired assets and liabilities, including the intangible assets, was calculated or determined.

Summarized Pro Forma Balance Sheet, page 57

4.   Please revise to include the non-controlling interest amount on the pro forma balance sheet and include disclosure of how the amount was calculated or determined.

Management's Discussion and Analysis

Results of Operations, page 81

5.   Please revise your results of operations discussion in MD&A to include a discussion of discontinued operations and its effects on your net income, especially considering the significant gain in the six months ended June 30, 2017and its material impact on net earnings in that period.

        You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

                                                Sincerely,

                                                /s/ A.N. Parker

                                                Anne Nguyen Parker
                                                Assistant Director
                                                Office of Transportation and Leisure

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP